Honda Motor Co., Ltd.

No. 1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556

Japan

January 16, 2007

Ms. Cecilia D. Blye,

Chief, Office of Global Security Risk

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C., 20549-5546

U.S.A.

Re:	Honda Motor Co., Ltd.
Form 20-F for the period ended March 31, 2006
File No. 1-7628

Dear Ms. Blye:

This is in response to the staff’s comment letter of December 15, 2006, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2006. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

“ 1. We note that on your website you identify a Honda Network in Iran and a Honda Network in Syria. Your 20-F includes no information about contacts with these countries. In light of the fact that Iran and Syria have been identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with Iran and Syria whether through subsidiaries, affiliated entities, or other direct or indirect arrangements. Discuss whether, and the extent to which, your Syria and Iran-related operations have involved the government of either country, and the nature of any government involvement. Please also advise us whether any of the services or products you have provided to Iran and/or Syria have military application. Describe for us any such potential application and advise us whether, to your knowledge, any such products or services have in fact been put to such use.”

Ms. Cecilia D. Blye

With respect to Iran, we entered into a joint venture agreement with local companies to produce motorcycles in 1974, pursuant to which we invested 46,550 million Iranian Rial (equivalent to approximately US$5 million, based on an exchange rate of US$1= 9,134.53 Iranian Rial, the prevailing exchange rate as of March 31, 2006) and currently have a 21% share in that company. As a result of the Iranian revolution in 1979, these companies were confiscated and the ownership was transferred to a “Bonyad”. We understand that the “Bonyad”, in general, is an Iranian charitable trust for the poor and other disadvantaged people. We export motorcycles and motorcycle parts through a Japanese trading company to the company mentioned above. We also export power equipment products to an independent distributor. We do not sell automobiles into or conduct any other automobile-related business in Iran.

With respect to Syria, we have been and are engaged in exporting automobile, and power equipment products to independent local distributors. We also export motorcycles and motorcycle parts to an independent local company.

In Iran, the companies the “Bonyad” owns do not belong clearly to either the “public” or the “private” sector. However, to the best of our knowledge, understanding and belief, government involvement in our Iran-related operations has been limited to certain sales of motorcycles to non-military organizations. Our latest such transaction consisted of sales of police-use motorcycles to the Iranian police in August, 2006. In addition, to the best of our knowledge, understanding and belief, government involvement in our Syria-related operations was limited to sales of motorcycles to the Syrian police, which were discontinued approximately nine years ago. Our products sold in Iran and Syria, including those mentioned above, are not designed for military application. To the best of our knowledge, understanding and belief, our products sold in those countries are not converted for any military use. Currently, we do not anticipate any future material expansion of our operations in either of these countries.

Ms. Cecilia D. Blye

“2. Please address for us the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.”

To the best of our knowledge, understanding and belief, our products sold in Iran (which, as we explained in our response to comment 1 above, are designed for commercial use) do not “contribute materially to the ability of Iran to (1) acquire or develop chemical, biological, or nuclear weapons or related technologies; or (2) acquire or develop destabilizing numbers and types of advanced conventional weapons” as provided in Section 5(b) of the Iran Sanctions Act of 1996. Accordingly, we believe that Section 5(b) of that Act is not applicable to our Iran-related business activities.

“3. Discuss for us the materiality to you of your contacts with Iran and Syria, individually and in the aggregate, and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. Please address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues.

Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Iran and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the Iranian and Syrian governments, or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations.”

Ms. Cecilia D. Blye

We do not believe that our contacts with Iran and Syria, individually or in the aggregate, constitute a material risk for our security holders in either quantitative or qualitative terms.

In quantitative terms, we believe our operations in Iran and Syria are immaterial to our consolidated financial condition and results of operations. (Based on an exchange rate of US$1 = ¥117.47, the prevailing exchange rate on March 31, 2006):

•	Our total consolidated net sales for the fiscal year ended March 31, 2006 were US$84,345 million. For the fiscal year ended March 31, 2006, our total consolidated net sales attributable to our operations in Iran and Syria were only US$23 million and US$9 million, respectively. On a percentage basis this represents less than 0.03% and 0.01%, respectively of our consolidated sales for that fiscal year.

•	Our total assets and liabilities were US$89,995 million and US$54,873 million, respectively, as of March 31, 2006. As of the same date, our accounts receivable owed by the independent distributors in Iran and Syria on an unconsolidated basis were only US$0.3 million and US$0.3 million, respectively (as of that date, accounts receivables on a consolidated basis relating to these countries were of negligible amounts).

In qualitative terms, our products sold in Iran and Syria are not designed for military application. In addition, as mentioned above, to the best of our knowledge, understanding and belief, these products are not converted for any military use. Also, to the best of our knowledge, understanding and belief, none of the Iranian and Syrian governments and entities controlled by these governments receives cash or acts as an intermediary in connection with our operations in Iran or Syria. Accordingly, we do not believe that our activities in these countries are of a nature that would materially and adversely impact our reputation or share value.

Ms. Cecilia D. Blye

“4. We note that your 20-F discusses sales of your products in Africa and Asia. Please advise us of any sales into, or other contacts with, Sudan and/or North Korea, countries identified by the U.S. State Department as state sponsors of terrorism and subject to U.S. economic sanctions. If you have contact with either country, please provide the same information regarding those contacts as we requested regarding contacts with Iran and Syria in comments 1 and 3 above.”

With respect to Sudan, we have been and are engaged in exporting automobile, motorcycle and power equipment products to independent local distributors. To the best of our knowledge, understanding and belief, our Sudan-related operations do not involve the government of Sudan, although we provided a few samples of police-use motorcycles to the distributor in the country in 2005. Our products sold in Sudan are not designed for military application. To the best of our knowledge, understanding and belief, our products sold in that country are not converted for any military use. Currently, we do not anticipate any future material expansion of our operations in that country.

In addition, we do not believe that our contacts with Sudan, individually or in the aggregate, constitute a material risk for our security holders in either quantitative or qualitative terms. In quantitative terms, based on the same exchange rate used in our response to comment 3 above, for the fiscal year ended March 31, 2006, our total consolidated net sales attributable to our operations in Sudan were only US$5 million. As of March 31, 2006, we had no outstanding accounts receivable owed by the independent distributor in Sudan on a unconsolidated basis (as of that date, accounts receivables on a consolidated basis relating to Sudan were of negligible amounts). In qualitative terms, our products sold in Sudan are not designed for military application. In addition, as mentioned above, to the best of our knowledge, understanding and belief, these products are not converted for any military use. Also, to the best of our knowledge, understanding and belief, none of the Sudanese government and entities controlled by it receives cash or acts as an intermediary in connection with our operations in Sudan. Accordingly, we do not believe that our activities in Sudan are of a nature that would materially and adversely impact our reputation or share value.

With respect to North Korea, we do not have sales into or other contacts with that country.

Ms. Cecilia D. Blye

*            *            *            *             *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Cecilia D. Blye

If you have any questions about this response letter, please contact, by fax or by e-mail, Kunio Endo, General Manager of Finance Division (fax: 81-3-5412-1133; e-mail: kunio_endo@hm.honda.co.jp).

Very truly yours,

/S/ Fumihiko Ike
Fumihiko Ike
Director,
Chief Financial Officer
Honda Motor Co., Ltd.

cc:	Jack Guggenheim
Max Webb
Linda Cvrkel
(Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
Kenji Taneda
(Sullivan & Cromwell LLP)